Exhibit 4.9

Portions of this exhibit were omitted and filed separately with the Secretary of the Securities and Exchange Commission (the “SEC”) pursuant to an application for confidential treatment filed with the SEC pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. Such portions are marked by [****].

SUB-CONTRUCTING & SUPPLY AGREEMENT

This sub-contracting agreement (the “Agreement”) is entered into this 28 day of September, 2005, by and between Mazor Surgical Technologies Ltd. of 7 HaEshel Street, Southern Caesarea Industrial Park, P.O.B 3104, Israel 38900, a company organized and existing under the laws of Israel ("Mazor"), and MPS Micro Precision Systems AG of Eckweg 8, PO Box 6121, CH-2500 Biel-Bienne 6, Switzerland, a company organized and existing under the laws of Switzerland ("MPS" or the “Supplier”).

Whereas                      Based on its intellectual property Mazor has completed or is about to complete the development of a properiatory medical system for spinal procedures consisting of hardware, software and disposables (the “System”); and

Whereas                      MPS is reputable supplier of non-medical and medical instrumentations including design, assembly, high precision, DC drive systems and controls and is fully capable and agreeable to undertake the manufacturing of the hardware part of the Mazor SpineAssist Device (hereinafter: the “Robot”); and

Whereas                      Mazor desires the Supplier to manufacture and supply to Mazor Robots at prices lead-time and all other terms and conditions set forth herein; and

Whereas                      Subject to terms and conditions of this Agreement MPS agrees to manufacture and supply Robots to Mazor.

NOW THEREFORE, the parties do hereby agree and undertake as follows:

1.	General

The preamble and appendixes to this agreement constitute an integral part thereof.

2.	Manufacturing, Pricing, etc.

2.1
Initial Purchase Order. Upon signing of this Agreement, Mazor shall pay MPS an advanced payment of $[****] and shall place with MPS a purchase order for 60 Actuators and 10 LVDT7, all subject to all terms and conditions set forth herein (the “Initial Purchase Order”).

2.2
By its signature to this Agreement MPS agrees and accepts the Initial PurchaseOrder and agrees to accept and fulfill any additional Purchase Orders for Robots, parts, and/or services, as will be placed by Mazor from time to time, at prices, quantities etc. as set forth in MPS’ quote attached hereto as Annex I, and pursuant to all other terms and conditions set forth in this Agreement.

2.3
Immediately after the receipt of the Initial Purchase Order by MPS (“ARO”) as per Section 2.1 above, and per MPS request, Mazor will provide MPS with an document and information, not yet provided by Mazor, and that is required for the preparation of the infrastructure for the production, manufacturing, assembly and testing of the Robots, including tooling and human resources, and MPS shall continue with the preparation for production, all as set out in this Agreement.  Upon receipt of the documents and information, MPS shall conduct a design study in order to finalize the manufacturability and the design of the Robot.

2.4
Three (3) weeks ARO, MPS shall deliver to Mazor production drawings based on thedesign study. Subject to Mazor's approval of the design study (“Design Freeze”), the Design Freeze milestone will be deemed completed.

2.5
Immediately following the approval of the Design Freeze drawings by Mazor, Mazorshall deliver to MPS 70 LVDT and 70 Flex Print parts, at Mazor’s sole expense, and MPS shall begin the production of all parts of the Robot which are to be supplied by MPS (the “MPS Parts”). Within twelve (12) weeks following the approval of the Design Freeze drawings by Mazor, MPS shall complete the manufacturing of the MPS Parts in accordance with quality assurance and specification compliance laboratory analysis pursuant to protocols to be agreed upon by the Parties (the “Parts Production Phase”).

2.6	Within two (2) weeks following the completion of the Parts Production Phase, MPS shall complete its validation/rejection tests, and inform Mazor of the results (the “Parts Validation Phase”).

2.7	Subject to Mazor's approval of the results of the Parts Validation Phase, MPS shallimmediately proceed to assemble, calibrate, and test the Actuators and LVDT7 (the "Assembly Test Validation Phase").

2.8	Upon completion of the Assembly Test Validation Phase but in no event later 18weeks after the Design Freeze Milestone, MPS will deliver the 60 Actuators and 10 LVDT7 to Mazor (the “Initial Delivery”)

2.9	The reference exchange rate is 1.2 CHF for 1 USD. If the exchange rate variesmore than between 1.1 CHF for 1 USD and 1.3 CHF for 1 USD, we must re-negotiate the pricing.

3.	Orders, Shipment, and Payment

3.1      Additional Purchase Orders

(a)
Upon completion of the Initial Delivery, Mazor shall, from time to time, place with MPS additional purchase orders for the manufacturing no less than 10 Robots per purchase order at least 100 days in advance of the delivery date (the "LeadTime") specified in the  purchase order (the "PurchaseOrder").

(b)
If Mazor submits any additional Purchase Orders with less Lead Time than is required under Subsection 3.1(a) (or if Mazor places a new Purchase Order within the 100 days Lead Time period of a previous Purchase Order), then MPS shall use commercially reasonable efforts to fulfill that Purchase Order but will not be liable to Mazor if despite those best efforts they fail to do so, unless such new Purchase Order was shown in a 6 month  forecast previously accepted by MPS.

(c)
In order to manufacture the Robot, MPS shall manufacture the additional parts as set forth in compliance with the Design Freeze, and purchase the LVDT Assembly and Flex Print directly from a third party designated by Mazor (a "Vendor"). Mazor shall however accommodate MPS’s request to procure such LVDT Assembly and Flex Print from the Vendor on behalf of MPS’ in which case the accounting between MPS and Mazor shall be adjusted accordingly.

3.2
Each shipment of Robots will be delivered by MPS FOB (i.e. "Free on Board" as that term is defined in INCOTERMS 2000) Biel, Switzerland. MPS shall deliver by the delivery date specified in a Purchase Order all of the Robots specified in that Purchase Order. Mazor is only required to pay for Robots actually delivered. MPS shall make shipping arrangements with carriers designated in writing by Mazor from the FOB point to points specified by Mazor, under the Agreements that Mazor has with those carriers.

3.3
Freight, Insurance, and Taxes. Mazor shall pay all freight, insurance, duties, and other fees (except tax on income to MPS) incurred in connection with sale and shipment of Robots under this Agreement.

3.4	Payment should be remitted within 30 days following shipment has left Biel, Switzerland, and subject to sending by MPS to Mazor an invoice through fax and ordinary mail.

4.	Target Pricing and Spare Parts Pricing

4.1	All cost directly related to the manufacturing of the Robot, and the prices charged by MPS are detailed in Annex I of this Agreement.

4.2	MPS acknowledges that Mazor’s target price is US$ [****] per Robot. In order to reach this target, Mazor and MPS will act as follows to reduce the price to the defined target price:

(a)	After manufacture of the first 10 Robots MPS will provide part list price for all Robot parts, including assembly and testing.
(b)	Mazor and MPS will work on price reduction based on an initial price of US$ [****].
(c)	MPS will provide to Mazor a parts list price and update the total after manufacture of every batch of 10 Robots, according to the target price per each batch.
(d)	MPS will act to reduce the cost of the Robot in one or more of the following ways: (1) Engineering changes; (2) Component changes; and (3) Use of alternative suppliers.

4.3
MPS will furnish Mazor with a detailed spare parts price list for each of the Robot components as well as few sub assemblies including full actuator. In no event will the aggregate price for all the components exceed the Robot price set forth in Annex 1 by more than 10%.

5.	Quality System

5.1
All Robots manufactured by MPS must (1) conform to the Specifications and (2) be manufactured, labeled, packaged, stored, and tested (while in the possession of, stored by, or under the control of MPS) in accordance with cGMPs. "cGMPs" means current Good Manufacturing Practices (as provided for, respectively, in the Rules Governing Medicinal Products in the European Community Volume 4 (Guide to Good Manufacturing Practice for Medicinal Products) and by the U.S. Food and Drug Administration (“FDA”) as set out in 21 C.F.R. 210 and 21 C.F.R. 211, as amended from time to time).

5.2
The Robot shall be manufactured, assembled and tested in compliance with MPS's internal quality system, the Specifications, Acceptance Criteria and to relevant ISO, EN and FDA standards, guidelines, and regulations.

6.	Inspections; Records

MPS shall notify Mazor within seven days of any written or oral inquiries, notifications, or inspection activity by any Governmental Authority in regard to MPS' manufacture of Robots. MPS shall, at Mazor's request, give Mazor and any designee of Mazor reasonable access to MPS's facilities, procedures, and books and records, including MPS's protocols, standard operating procedures (SOPs), equipment specifications, and manufacturing records, for purposes of observing manufacturing operations and inspecting MPS's facilities for compliance with applicable laws and the terms of this Agreement. MPS shall maintain all records necessary to evidence compliance with all applicable laws and other requirements of applicable Governmental Authorities relating to the manufacture of the Robot. MPS shall also maintain records with respect to its costs, obligations, and performance under this Agreement. All such records shall be maintained for a period of not less than two years from the date of expiration of each Robot batch to which those records pertain, or such longer period as may be required by law or cGMPs.

7.	Engineering

7.1
In the event that the Manufacturer requires changes or modifications to specifications or drawings, they must first be approved in writing by Mazor's Engineering Change Order process ("ECO"). The ECO will be approved following extensive analysis of the cost, performance and ROI implications, as will be provided by MPS based on the Engineering Change Request ("ECR") that may be initiated by both parties.  A standard ECR format is enclosed as Annex II to this document.

7.2
With exception to revision change and documentation changes which means instructions comments, MPS will provide Mazor with engineering services at the following prices (to take effect after the first 10 Robots):

•	Up to 10 ECO's per year, up to 10 rows per ECO – no charge;
•	For ECO's over 10, up to 10 rows per ECO - $[****] per ECO;
•	For each row over 10 rows - $[****] per row.

The above charges do not include the cost (or saving) of implementation of the ECO, if any.

8.           Warranty and Indemnification

8.1	Warranties.

8.1.1	Compliance Warranty.

MPS warrants that Robot purchased hereunder will be in accordance with the Specifications Package and will be free from defects in materials, workmanship and design (except to the extent such defective design is attributable to MAZOR). This warranty will commence on the date of delivery of the Robot and expires (a) one hundred and eighty (180) days after the delivery or (b) upon acceptance by MAZOR. MAZOR shall give MPS prompt written notification of any defects, and agrees, if practicable, to allow MPS to examine the Robot claimed to be defective and furnish MPS any reasonably available information concerning the circumstance of failure. MAZOR agrees to maintain reasonable records of tests and failures of Robots purchased and delivered under this Agreement for a period of five (5) years after the expiration or termination of this Agreement.

MPS shall replace defective Robot within the period of MPS's (then current) lead-time after it receives such defective Robots at MPS’s site. Defective Robots shall be returned by MAZOR at MPS's expense in accordance with MPS's instructions. If upon return of the defective Robot, MPS's inspection reveals the Robot to be, in fact, conforming to the Specification Package, it may return such Robots with MAZOR’s consent. MPS may invoice MAZOR for all packaging and transportation charges, insurance fees and any other costs and expenses relating to the return and reshipment of the Robots as well as the applicable selling price therefore.

Non-conforming Robots that cannot be brought into conformity with specifications maybe returned for 'credit only' with MPS's prior consent. Robots returned to MPS for 'credit only' shall not be reshipped to MAZOR under any purchase order.

This warranty does not extend to any Robot, which has failed as a result of improper use, misuse, alteration, or accident caused by MAZOR or subsequent users thereof. The cost of removal and reinstallation of any defective Robot shall be borne by MAZOR.

8.1.2	End User Warranty.

In the event that any product, returned to Mazor by a customer pursuant to a product warranty issued by Mazor to such customer, requires a repair in the Robot supplied to Mazor by MPS, MPS shall be responsible for making such repair or replacing the defective Robot or any part thereof without charge.

THE  ABOVE ARE THE SOLE AND EXCLUSIVE WARRANTIES GIVEN BY MPS WITH RESPECT TO THE ROBOTS. MPS MAKES NO OTHER WARRANTY AND HEREBY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED. NO IMPLIED WARRANTY OF MERCHANTABILITY, NO IMPLIED WARRANTY OF FITNESS FOR ANY PARTICULAR PURPOSE, AND NO IMPLIED WARRANTY ARISING BY USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE IS MADE BY MPS. NO REPRESENTATIVE OR SUPPLIER IS AUTHORIZED TO GIVE OR MAKE ANY OTHER REPRESENTATION OR WARRANTY OR TO MODIFY THE FOREGOING WARRANTY IN ANY WAY.

8.2
MAZOR shall not be liable for, and MPS assumes responsibility for and agrees to Indemnify and save harmless MAZOR, from all personal injury and property damages that occur during MPS's Robot formulation or manufacturing process, or for claims based on violations of federal, state or local laws or regulations applicable to employee or environmental protection, in connection with such manufacturing process (e.g., a claim based on MPS's violations of environmental standards or standards dealing with providing a safe place to work or the maintenance of hazardous products).

8.3	MPS represents and warrants to MAZOR that it has not entered into any agreement which conflicts with the terms of the Agreement and that it will not do so during the pendency of this Agreement.

8.4
In the event claims arise against MPS for personal injuries resulting from Robot purchased by MAZOR, under this Agreement, unless such claims result from MPS’ negligence, MAZOR, shall indemnify and hold MPS harmless from any and all liability, damage, loss, cost and expense (including legal fees and other legal expenses) arising from any such claim and, if MPS so requests and to the extent permitted by law, MAZOR, shall, at its cost, defend all such claims against MPS provided, however, MPS agrees to provide requested documents and assistance reasonably necessary to defend any such claim. MPS agrees to provide MAZOR timely notice of all claims or complaints received by MPS against products manufactured and/or sold under this Agreement. If MAZOR, is requested but is not permitted by law to defend such claims, MAZOR, shall reimburse MPS for the costs and attorneys fees reasonably spent by MPS in defense.  MPS shall permit MAZOR to take over the defense of any such defense if so requested by MAZOR.   This indemnification does not extend to any personal injuries resulting from any Robot, which has failed as a result of improper use, misuse, alteration, or accident caused by MPS.

8.5	Insurance.

MAZOR agrees to effect and maintain products liability insurance covering the Robot in which MPS shall be provided coverage as an additional insured, without cost to MPS for a period commencing on or before the first delivery of the Robot hereunder and ending on five (5) years after the date the last delivery is shipped by MAZOR to its customer or for a period commencing on or before the first delivery of the Robot hereunder and ending on the date all Robots (which were sold by MAZOR to its customers) either have been returned or for which sufficient proof evidencing that the systems are no longer and will never be in use has been obtained, whichever period is longer. Promptly after said last shipment and said obtainment of the proof, MAZOR shall notify MPS of the date of such shipment or obtainment.   It is agreed that other than the procurement of the insurance naming MPS as a co-insured as set forth above, MAZOR undertakes no liability for any claim or damage which is MPS’ legal responsibility.

8.6
MAZOR shall have the right to reject, within 180 days after the actual delivery, any Robots that do not meet the applicable specifications. Any such rejection shall be accomplished by a written notice from MAZOR identifying and specifying, in reasonable detail, the Robot rejected and the reasons for rejection. Any Robot rejected by MAZOR shall be made available, by MAZOR to MPS at MPS's site, for inspection by MPS or its representatives. In the event that any Robot does not meet applicable specifications and provided further that MAZOR notified MPS in accordance with the above, MPS shall replace any of the rejected Robots with Robots meeting the, applicable specifications. Such Robots shall be delivered to MAZOR by MPS in due time and at MPS’s costs.

9.	Confidentiality and Non-Competition

9.1	The Parties hereby agree to abide by the terms and conditions of Annex III regarding the safe-keep of all confidential information as defined in said Annex III.

9.2
So long as this Agreement is in effect, and 12 months thereafter; so long as MPS is delivering 90% of the robots purchased by Mazor, MPS shall not engage in the development, production, or marketing of a device which directly competes with the Robot.

10.	Intellectual Property

10.1
Pre-existing and Independently Developed Intellectual Property. Nothing in this Agreement affects the ownership by either party of any intellectual property owned or in the possession of that Party on the date of this Agreement.

10.2	All Intellectual Property related to MPS’s production lines and manufacturing methods shall be owned by MPS and shall be treated by Mazor as confidential information received from MPS.

10.3
All intellectual property of any kind including hardware, software, source and object codes, data confidential information, test and research results, materials, concepts, ideas inventions, patents, patent applications, continuations, continuations in part, corresponding patent related licenses (or other IP rights) received by Mazor from third parties to the Robot and to Mazor’s other products or systems, including, but not limited to the manufacturing and assembly drawings, and assembly and testing instructions developed or created by MPS with respect to the Robot, including without limitation the Specifications, and any design of the Robot, and any new idea, concept, data and inventions developed or owned by Mazor prior to the signing of this Agreement or arrived at by Mazor at any time thereafter and including any such intellectual property resulting from MPS’ works on or with the Robot or its assembly, (“Mazor IP”) is or shall become the sole property of Mazor and shall at all times be owned by it and shall, inter alia, be treated by MPS as confidential information received from Mazor.

10.4
MPS will provide Mazor with the entire Robot documentation, drawings, engineering, manufacturing and tests protocols and records and will allow a Mazor representative to be present throughout the entire production preparation, manufacturing, assembly, calibration, testing and packing processes. Mazor shall be entitled to file, prosecute and maintain patent applications and resulting patents, if any, on any of its intellectual property rights that shall arise as a result of this Agreement.

10.5	MPS shall promptly disclose to Mazor in writing any invention and discovery conceived or reduced to practice in connection with this Agreement.

10.6
At Mazor’s request, MPS shall procure the signatures of any of its employees, the signature of whom might be required in order to protect Mazor’s IP, file, and assign any patents and/or patents applications to the name of Mazor solely.

10.7	It is further agreed that Mazor shall own any tangible and hardware items produced by MPS for Mazor under this Agreement, including but not limited to any samples prototypes, and Robots.

10.8	Labeling. Mazor shall provide content and graphics of the label to be attached by MPS to the Robot. The label shall mention MPS's name in addition to Mazor in a form to be decided by Mazor.

10.9
Limited License. Mazor grants MPS a limited license to its intellectual property to the extent necessary to permit MPS to carry out its obligations under this Agreement. Any such license will expire upon termination of this Agreement and will not be transferable or sub-licensable. Providing that Mazor orders from MPS at least 50 Robots, Mazor is and shall be at liberty to manufacture the Robots by itself or through other parties nevertheless, and assuming satisfactory performance of MPS, Mazor intents, but is not obligated, to increase the purchase volume from MPS.

10.10
Reservation of Rights. Nothing contained herein may be construed as giving MPS any rights to any of Mazor IP, whether pre-existing Intellectual Property or Intellectual Property arising in connection with this Agreement.

11.	Term and Termination

11.1
The term of this Agreement is 48 months from the date of this Agreement (the “Initial Term”), with automatic renewal for an additional successive one-year term unless, no later than 90 days prior to the end of the Initial Term, either party notifies the other in writing that it wishes to terminate this Agreement effective the end of the Initial Term. Subsequent extensions of the term of this Agreement will require the mutual agreement of the Parties evidenced by a written instrument executed and delivered by the Parties.

11.2	Each Party can terminate this Agreement in case of a substantial breach or misconduct that was not cured by the breaching Party within 30 days from receipt of a written notice from the other Party.

11.3	MPS may terminate this Agreement if during any calendar year the total quantity of Robots ordered by Mazor is less than 20, starting from year 2006.

11.4
In case of termination of the agreement for any reason by any of the parties, MPS will be obliged to supply its services, including manufacturing, assembly, calibration and tests, for additional 18 months for the same price and other terms stipulated in this Agreement. In addition, MPS shall be obligated to provide Mazor with spare parts for Robots sold by Mazor prior to the termination, for a period for which Mazor is obligated to supply spare parts and maintenance under any prevailing law in the jurisdiction in which any of such Robots have been sold.

11.5
All rights and obligations of either party that may have accrued prior to the date of termination or any obligation contained in Sections 9 and 10 and in Annex II shall survive the termination or expiration of this Agreement, for any reason whatsoever; MPS shall return to Mazor all documents and other tangible items it or its employees or agents have received or created pursuant to this Agreement.

12.           MISCELLANEOUS

12.1
This agreement is governed by the laws of the State of Israel without giving effect to principles of conflict of laws. The Parties hereto submit any dispute arising herefrom to the exclusive jurisdiction to the Courts of Tel Aviv, Israel

12.2
This agreement constitutes the entire agreement of the parties pertaining to the subject matter of this Agreement. It supersedes all prior agreements of the parties, whether oral or written, pertaining to the subject matter of this Agreement.

12.3	This agreement may be amended in writing only.

12.4
Nothing in this Agreement creates, or will be deemed to create, a partnership or the relationship of principal and agent between the parties. Each party agrees to perform under this Agreement solely as an independent contractor.

12.5
Except as required by law, neither party may make any official press release, announcement, or other formal publicity relating to the transactions that are the subject of this Agreement without first obtaining in each case the prior written consent of the other party (which consent may not be unreasonably withheld). Except as required by law, neither party may use the name of the other party, or any director, officer or employee thereof, without the prior written approval of the other party.

IN WITNESS WHEREOF THE PARTIES HAVE HEREUNTO SET THEIR HAND ON THE DATE FIRST ABOVEMENTIONED:

Mazor Surgical Technologies Ltd.	MPS Micro Precision Systems AG

By: /s/ Ori Hadomi	By: /s/ Francois Huguelet
Name: Ori Hadomi	Name: Francois Huguelet
Title: CEO	Title: Business Development Manager

By: /s/ Eli Zehavi
Name: Eli Zehavi
Title: COO

Date: September 28, 2005

Annex I

RE:   Quote N°5400.5410-0009.A Mazor Surgical Technologies

1.          The Initial Purchase Order

1.1.       Sub Assembly Pricing for 60 Actuators and 10 LVDT7: [all prices shall be converted to US$]

Drawing Number	Part Name	Price / Item	Tooling (one time)
SWD-00019 Rev.:B	ACTUATOR ASSY	[****] CHF	[****] CHF
SWD-00632 Rev.:C	LVDT7 ASSY	[****] CHF	[****] CHF
	TOTAL TOOLING:		[****] CHF

1.2.      NRE:

Process engineering and Design effort	[****] CHF
Project Management	[****] CHF TOTAL NRE: [****] CHF

1.3       Total final price for Deliverables:

MPS offers to take over [****] of the NRE charge, reducing it to [****] CHF, assuming Mazor orders at least 40 production robots.  In the case of the project stopping before MPS receives the order for 40 robots, Mazor will be invoiced the [****] CHF.

Components + Assy	NRE	Tooling
[****] CHF	[****] CHF	[****] CHF

2.           Target Pricing for 10 and 100 Robots

•	After completion of this Phase, Mazor can order the next phase, which is the future step to build all parts at MPS and to take on the complete assembly.

•
Our goal with the engineering in the previous phase was to guarantee a perfect function of the robot assembly, and to have a complete robot price of under [****] CHF for orders of 10 Robots. We offer the below noted price for the 5th lot of 10 for [****] CHF.

•
The pricing indicated below includes one complete assembled and tested Robot including all components, based on an orders 10 assembled Robots in five separate orders where we offer a price reduction over the five lots.  The final price will be the [****] CHF.  The price is our best estimation of the costs at this time. There are some open positions as LVDT assembly that must be recalculated after every Phase.  We now assume the LVDT to be [****] CHF(price shall be adapted after confirmation of the LVDT price). This pricing includes the Upper and Lower Bases.

2.1           With a minimum order of 10 Assembled Robots MPS offers the following prices:

	Pricing first 10 Robots Price/assembly	Pricing 100 Robots Price/assembly	Final Assembly Tooling
Components	[****] CHF	[****] CHF	None
Assembly	[****] CHF	[****] CHF	[****] CHF
Tests	[****] CHF	[****] CHF	Open
Total Price	[****] CHF	[****] CHF	[****] CHF

Unit Pricing for One Complete Robot including all Components, Assembly, and Testing for the first five orders of a minimum of 10 Robots:

1st 10 Robots	2nd 10 Robots	3rd 10 Robots	4th 10 Robots	5th 10 Robots
[****] CHF	[****] CHF	[****] CHF	[****] CHF	[****] CHF

2.2	Payment Terms:

•	The remaining [****] CHF of the Tooling and NRE will be divided over the next 5 orders of 10 during the next 24 months. The [****] CHF will be billed ARO for each of the next 5 orders.

•	If the 50 robots are not ordered within 24 months of this order, MPS will invoice the remaining Tooling and NRE.

•	After the 5th 10 Robots we will offer Robots at the price of [****] CHF.

Annex II

7.3.7 FO-E Change Request (CR)

REQUESTING ORGANIZATION :	Name of requesting organisation
DOCUMENT NUMBER :		CR No :
DOCUMENT TITLE :
CHANGE DESCRIPTION : (To be filled out by Requesting organization)
REASON FOR CHANGE : (To be filled out by Requesting organization)
APPROVAL/DISAPPROVAL JUSTIFICATION : (To be filled out by Reviewing organization)
Requested by :	MPS ☐	Name of customer ☐
Approval :	Yes ☐	No ☐
Signatures
MPS Representative	Name of customer Design	Name of customer QA
Signature :
Date Signed :

Annex III

Confidentiality

(I)	It is contemplated that each party (the “Disclosing Party”) may from time to time disclose Confidential Information to the other (the “Receiving Party”).

(II)
"Confidential Information" means all data, specifications, drawings, training, and any other know-how related to the design, development, manufacture, or performance of the Robot, as well as all other information and data provided by either party to the other party pursuant to this Agreement, except that the term "Confidential Information" does not include the following:

a.	information that is or becomes generally available to the public other than as a result of a breach of this Agreement by the receiving party or its representatives.

b.
information that was within the receiving party's possession or knowledge prior to its being furnished to the receiving party by or on behalf of the disclosing party, on condition that the source of that information was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the disclosing party or any other person with respect to that information;

c.
information that is or becomes available to the receiving party on a non-confidential basis from a source other than the disclosing party or any of its Representatives, on condition that that source was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the disclosing party or any other person with respect to that information; or

(III)
The Receiving Party shall take all reasonable steps to prevent disclosure of the Disclosing Party’s Confidential Information and not to use any such Confidential Information except for the limited purposes set forth in this Agreement.

(IV)
A party receiving Confidential Information may disclose it to those of its employees, directors or consultants who need to review that Confidential Information in connection with that party's performance of its obligations and evaluation of its rights under this Agreement. Any party who so discloses any Confidential Information pursuant to this Subsection shall (1) inform those persons of the confidential nature of that Confidential Information, and (2) direct those persons to keep that Confidential Information confidential.

(V)	The provisions of this Annex III will survive termination or expiration of this Agreement and will continue indefinitely.